Mail Stop 3561

December 10, 2009

Laura Wright
Chief Financial Officer
Southwest Airlines Co.
P.O. Box 36611
Dallas, TX 75235-1611

      Re: Southwest Airlines Co.
             File No. 001-07259
             Form 10-K: For the fiscal year ended December 31, 2008
             Form 10-Q: For the quarterly period ended June 30, 2009
             Form 8-K furnished on January 22, 2009
             Form 8-K furnished on October 15, 2009

Dear Ms. Wright:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Lyn Shenk
                        Branch Chief